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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 83)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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

     This Amendment No. 83 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 is hereby amended by adding the following at the end thereof:

     On January 28, 2002, Weyerhaeuser publicly announced that it had increased the price to be paid pursuant to the December 2001 Offer from $55.00 to $55.50 per Share, net to the seller in cash, without interest thereon (the "Amended Offer Price"), upon the terms and subject to the conditions set forth in the Second Supplement to the Offer to Purchase, dated January 28, 2002 (the
"Second Supplement") and the related revised Letter of Transmittal (together, the "Amended Offer").

     The Amended Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser, the Purchaser, and Willamette (the "Merger Agreement"). The Merger Agreement provides that, following consummation of the Amended Offer and subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of Willamette's shareholders in favor of the Merger Agreement, the Purchaser will be merged with and into Willamette (the "Merger") and each outstanding share of Willamette Common Stock (other than shares held by Willamette, Weyerhaeuser or the Purchaser) will be converted into the right to receive $55.50 in cash, without interest. Following the consummation of the Merger, Willamette will continue as the surviving corporation and will be a wholly owned subsidiary of Weyerhaeuser. A copy of the Merger Agreement is filed as Exhibit (e)(9) to this Amendment No. 83 filed with the Commission and is incorporated by reference herein. Pursuant to the Merger Agreement, February 8, 2002 has been set as the initial expiration date of the Amended Offer.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The introductory paragraph to Item 3 is hereby amended and restated in its entirety as follows:

     Except as described in (i) the Schedule 14D-9 and (ii) the Information Statement pursuant to Rule 14f-1 under the Exchange Act that is attached as Exhibit (e)(10) to this Amendment No. 83 and incorporated herein by reference, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Willamette or its affiliates and (1) its executive officers, directors or affiliates or (2) Weyerhaeuser or the Purchaser, or any of their respective executive officers, directors or affiliates.

     Item 3(a) is hereby amended by adding the following at the end thereof:

     As of January 24, 2002, the directors and executive officers of Willamette owned in the aggregate 5,407,472 Shares and, if they tender all of their Shares in the Amended Offer or if their Shares are acquired in the Merger, they will receive payment for their Shares in an aggregate amount of $300,114,696.

     As of January 28, 2002, the directors and executive officers of Willamette held (i) 1,643,600 options, 641,729 of which have vested, to acquire shares of Willamette Common Stock with exercise prices ranging from $19.63 to $55.20.

     Item 3(c) is hereby amended by adding the following at the end thereof:

     On January 28, 2002, Willamette's Board of Directors approved an amendment to the Company's supplemental retirement plan to enable four employees without 15 years of vesting credits to begin drawing benefits at age 55 at a reduced rate.

     Item 3 is hereby further amended by adding the following at the end thereof:

     (e) The Merger Agreement.

     On January 28, 2002, the Merger Agreement was executed by Weyerhaeuser, the Purchaser and Willamette. A summary of the Merger Agreement is contained in Sections 5 and 8 of the Second Supplement, which is filed as Exhibit (a)(1)(O) to the Schedule TO and which is being mailed to shareholders together with this Amendment No. 83. Such summary is incorporated by reference herein and is qualified in its entirety by reference to the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended by adding the following at the end thereof:

     FOR THE REASONS DESCRIBED BELOW, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE AMENDED OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, DETERMINED THAT THE TERMS OF THE AMENDED OFFER, THE MERGER AND SUCH OTHER TRANSACTIONS ARE FAIR TO AND IN THE BEST INTERESTS OF WILLAMETTE AND ITS SHAREHOLDERS AND RECOMMENDED THAT SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     Reasons for the Board of Directors Recommendation:

     In reaching its conclusions with respect to the Amended Offer, Willamette's Board considered the following factors:

     . The terms and conditions of the Amended Offer and the Merger Agreement, including the Amended Offer Price, which is a 60% premium over the unaffected stock price on November 10, 2000 (the last trading day before Weyerhaeuser publicly announced its offer for Willamette) of $34.75.

     . The fact that the actions of Willamette's Board and management have caused Weyerhaeuser to increase its per Share offer from a nominal value of $43.24 (based on a half-cash, half-stock transaction) to $55.50 (an increase of 28%) since August 2000.

     . The opinion of Goldman Sachs stating that, as of the date of such opinion, the Amended Offer Price to be received by the holders of Willamette Common Stock is fair, from a financial point of view, to such holders. The full text of the written opinion, dated January 28, 2002, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Amendment No. 83 as Exhibit
     (a)(5)(xxiii) and is incorporated by reference herein. Holders of Willamette Common Stock are urged to read such opinion in its entirety.

     . The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Amended Offer.

     . The fact that the Purchaser's obligation to consummate the Amended Offer and the Merger is subject to a limited number of conditions, with no financing condition. In this respect, the Board also considered the fact that the FTC has already granted early termination of the waiting period under the HSR Act with respect to the Revised Offer and the Merger.

     . The terms of the Merger Agreement, which permit the Company to terminate the Merger Agreement without paying a termination fee to Weyerhaeuser in order to enter into a transaction that the Board has determined provides greater financial value to the Company's shareholders than the Amended Offer and the Merger.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its recommendation to approve the Amended Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

     A copy of the letter to Willamette's shareholders communicating the Board's recommendation is filed as Exhibit (a)(2)(lxxxi) to this Amendment No. 83 and is incorporated by reference herein.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On January 19, 2002, a representative of Goldman Sachs contacted Weyerhaeuser's financial advisor to explore the possibility of an improved offer from Weyerhaeuser. Following this conversation, Mr. Rogel telephoned Mr. McDougall to discuss the possibility of Weyerhaeuser increasing its offer. Over the next two days Goldman Sachs, Weyerhaeuser's financial advisor, Mr. Rogel and Mr. McDougall discussed various issues and terms that might be acceptable to the boards of directors of both Weyerhaeuser and Willamette. During the course of the discussions, Weyerhaeuser stated its willingness to increase its offer to $55.50 per Share. Subsequently, on January 21, 2002, Mr. Rogel and Mr. McDougall reached an agreement in principle whereby Weyerhaeuser would acquire Willamette for $55.50 per Share, subject to the approval of the Board of Directors of Weyerhaeuser and the Willamette Board and to the execution of a definitive merger agreement. Between January 22, 2002 and January 28, 2002, the parties and their advisors negotiated the terms of the Merger Agreement and the Merger Agreement was executed on January 28, 2002. The parties announced the execution of the Merger Agreement on January 28, 2002.

     Item 4(c) is hereby amended and restated in its entirety as follows:

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who or which owns shares of Willamette Common Stock presently intends to tender all shares of Willamette Common Stock that they own of record or beneficially to the Purchaser in the Amended Offer except for (i) persons who would by tendering incur liability under Section 16(b) of the Exchange Act and (ii) shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7 is hereby amended by adding the following at the end thereof:

     On January 28, 2002, Willamette entered into the Merger Agreement with Weyerhaeuser and the Purchaser.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(a) is hereby amended by adding the following at the end thereof:

     In the Van Zwoll v. Swindells, Case No. CV01-1829 AS action, plaintiff moved for a temporary restraining order preventing any transaction with Georgia-Pacific from going forward on January 15, 2002. The motion was withdrawn on January 16, 2002. Georgia-Pacific filed a Motion to Dismiss on January 16, 2002. Plaintiff submitted to the Court a stipulation of dismissal of Georgia-Pacific from this action on January 25, 2002. On January 25, 2002, Willamette's time to answer or move to dismiss the complaint was extended through Monday, January 28, 2002.

     A hearing was held in the Wyser-Pratte action on January 16, 2002. At the hearing, the Court granted Willamette's Motion to Consolidate the action with Crandon Capital Partners v. Shelk, et al., Multnomah County Case No. 0011-11691, and Ray Ann Brown v. Willamette Industries, Inc., et al., Multnomah County Case No. 0011-11695. The Court also denied the plaintiffs' Motion for Leave to Shorten Time to Take Discovery. A briefing schedule was arranged for Willamette to move to dismiss the complaint. Willamette filed its motion to dismiss on January 18, 2002. A hearing on Willamette's motion is currently scheduled for February 5, 2002.

     Item 8(b) is hereby amended by adding the following at the end thereof:

     At its meeting held on January 28, 2002, Willamette's Board of Directors adopted an amendment to the Rights Agreement in order to render the Rights inapplicable to the execution of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the consummation of the Amended Offer. A copy of Amendment No. 2 to the Rights Agreement is filed as Exhibit (a)(5)(xxiv) to this Amendment No. 83 filed with the Commission and is incorporated herein by reference.

     Item 8(c)(i) is hereby amended by adding the following at the end thereof:

     At its meeting held on January 28, 2002, Willamette's Board of Directors amended the bylaws of the Company to provide that Sections 60.801 through 60.816 of the OBCA do not apply to acquisitions of the Company's voting shares. Therefore, the Control Share Act is inapplicable to the Purchaser's acquisition of shares of Willamette Common Stock pursuant to the Amended Offer. A copy of the bylaws of the Company as amended through January 28, 2002 is filed as Exhibit (a)(5)(xxv) to this Amendment No. 83 filed with the Commission and is incorporated herein by reference.

     The Board of Directors approved the Merger Agreement and the Merger prior to the Purchaser becoming an Interested Shareholder. Therefore, the Oregon Business Combination Act is inapplicable to the Amended Offer and the Merger.

     Item 8(d) is hereby amended by adding the following at the end thereof:

     The Board of Directors approved the Merger Agreement and the Merger prior to the Purchaser acquiring at least 20% of the outstanding shares of capital stock of the Company. Therefore, Article VI of the Company's Restated Articles of Incorporation is inapplicable to the Amended Offer and the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by the addition of the following new exhibits:


Exhibit (a)(1)(i)       Offer to Purchase, dated November 29, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the
                        Schedule TO).

Exhibit (a)(1)(ii)      Supplement to the Offer to Purchase dated November 29, 2000 (incorporated by reference to the Definitive
                        Additional Materials on Schedule 14A filed by Weyerhaeuser Company on May 8, 2001).

Exhibit (a)(1)(iii)     Second Supplement to the Offer to Purchase, dated November 29, 2000 (incorporated by reference to
                        Exhibit No. (a)(1)(O) to the Schedule TO).

Exhibit (a)(1)(iv)      Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO).

Exhibit (a)(2)(lxxx)    Joint Press Release issued by Weyerhaeuser and the Company on January 28, 2002.

Exhibit (a)(2)(lxxxi)   Letter to Willamette's shareholders dated January 29, 2002.*

Exhibit (a)(5)(xxiii)   Opinion of Goldman, Sachs & Co. dated January 28, 2002.*

Exhibit (a)(5)(xxiv)    Amendment No. 2 to the Rights Agreement dated as of February 25, 2000 by and between Willamette
                        Industries, Inc. and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.).

Exhibit (a)(5)(xxv)     Bylaws of the Company as amended through January 28, 2002.

Exhibit (e)(9)          Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser Company, Company Holdings,
                        Inc. and Willamette Industries, Inc.

Exhibit (e)(10)         Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
                        thereunder.*

Exhibit (g)(i)          Letter to the Company's 401(k) plan participants.

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*  Included in materials being distributed to shareholders of Willamette.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2002      WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit
-------


(a)(1)(i)       Offer to Purchase, dated November 29, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule
                TO).

(a)(1)(ii)      Supplement to the Offer to Purchase dated November 29, 2000 (incorporated by reference to the Definitive
                Additional Materials on Schedule 14A filed by Weyerhaeuser Company on May 8, 2001).

(a)(1)(iii)     Second Supplement to the Offer to Purchase, dated November 29, 2000 (incorporated by reference to Exhibit
                No. (a)(1)(O) to the Schedule TO).

(a)(1)(iv)      Form of Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO).

(a)(2)(lxxx)    Joint Press Release issued by Weyerhaeuser and the Company on January 28, 2002.

(a)(2)(lxxxi)   Letter to Willamette's shareholders dated January 29, 2002.*

(a)(5)(xxiii)   Opinion of Goldman, Sachs & Co. dated January 28, 2002.*

(a)(5)(xxiv)    Amendment No. 2 to the Rights Agreement dated as of February 25, 2000 by and between Willamette Industries,
                Inc. and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.).

(a)(5)(xxv)     Bylaws of the Company as amended through January 28, 2002.

(e)(9)          Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser Company, Company Holdings,
                Inc. and Willamette Industries, Inc.

(e)(10)         Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
                thereunder.*

(g)(i)          Letter to the Company's 401(k) plan participants.

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* Included in materials being distributed to shareholders of Willamette.